UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Williams Controls, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

969465-60-8

(CUSIP Number)

Martin R. Benante
Chairman and Chief Executive Officer
Curtiss-Wright Corporation
10 Waterview Boulevard
Parsippany, New Jersey 07054
(973) 541-3700

Copy to:

Brian C. Miner
James J. Barnes
Reed Smith LLP
2500 One Liberty Place
1650 Market Street
Philadelphia, PA 19103-7301
(215) 851-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons
Curtiss-Wright Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
2,556,296 (See Item 5)

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
2,556,296 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,556,296 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
33.04% (See Item 5)*

14.	Type of Reporting Person (See Instructions)
CO

* The calculation is based on 7,735,931 shares of common stock of the Issuer outstanding as of October 31, 2012, which figure is based on information provided by the Issuer and includes 233,669 shares that may be issued pursuant to the exercise (on a net exercise basis) of outstanding options held by certain officers and directors of the Issuer.

1.	Names of Reporting Persons
Columbia Acquisition Sub, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
2,556,296 (See Item 5)

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
2,556,296 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,556,296 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
33.04% (See Item 5)*

14.	Type of Reporting Person (See Instructions)
CO

* The calculation is based on 7,735,931 shares of common stock of the Issuer outstanding as of October 31, 2012, which figure is based on information provided by the Issuer and includes 233,669 shares that may be issued pursuant to the exercise (on a net exercise basis) of outstanding options held by certain officers and directors of the Issuer.

1.	Names of Reporting Persons
Curtiss-Wright Controls, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
2,556,296 (See Item 5)

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
2,556,296 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,556,296 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
33.04% (See Item 5)*

14.	Type of Reporting Person (See Instructions)
CO

* The calculation is based on 7,735,931 shares of common stock of the Issuer outstanding as of October 31, 2012, which figure is based on information provided by the Issuer and includes 233,669 shares that may be issued pursuant to the exercise (on a net exercise basis) of outstanding options held by certain officers and directors of the Issuer.

Item 1.	Security and Issuer.

          This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Williams Controls, Inc., a Delaware corporation (“Williams Controls” or the “Issuer”). The address of the principal executive office of the Issuer is 14100 SW 72nd Avenue, Portland, Oregon 97224.

          The Reporting Persons have entered into a Joint Filing Agreement, dated November 12, 2012 (the “Joint Filing Agreement”), a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2.	Identity and Background.

          The persons filing this statement are (i) Curtiss-Wright Corporation (“Curtiss-Wright”), a Delaware corporation, (ii) Curtiss-Wright Controls, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Curtiss-Wright (“Curtiss-Wright Controls”), and (iii) Columbia Acquisition Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Curtiss-Wright Controls, (“Purchaser”). Curtiss-Wright, Curtis-Wright Controls and Purchaser are sometimes referred to collectively as the “Reporting Persons,” and each as a “Reporting Person.”

          Curtiss-Wright’s shares are listed on the New York Stock Exchange. Curtiss-Wright is an innovative engineering company that provides highly engineered, critical-function products, systems and services in the areas of flow control, motion control and metal treatment to the defense, energy and commercial/industrial markets. The company employs approximately 8,600 people worldwide. The principal offices of each of Curtiss-Wright, Curtis-Wright Controls and Purchaser are located at 10 Waterview Boulevard Parsippany, New Jersey 07054, and the telephone number at such principal executive offices is (973) 541-3700.

           The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of Curtiss-Wright, Curtiss-Wright Controls and Purchaser are set forth in Schedules A-1, A-2 and A-3, respectively, hereto and are incorporated herein by reference.

          During the last five years, none of the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, any person named in Schedules A-1, A-2 or A-3 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

          As a result of the execution of the Tender and Support Agreement (as defined below), each of the Reporting Persons may be deemed to have acquired beneficial ownership of 2,556,296 Shares to the extent provided therein. The Tender and Support Agreement was entered into as a condition to Curtiss-Wright Controls’ and Purchaser’s willingness to enter into and perform their obligations under the Merger Agreement (as defined below). Curtiss-Wright Controls and Purchaser requested that the current directors and executive officers of Williams Controls in their capacity as stockholders of Williams Controls, Dolphin Offshore Partners, L.P. and Dolphin Direct Equity Partners, L.P. (collectively, the “Stockholders”) enter into the Tender and Support Agreement, and each Stockholder agreed to do so in order to induce Curtiss-Wright Controls and Purchaser to enter into, and in consideration of their entering into, the Merger Agreement. None of the Reporting Persons paid any consideration to the Stockholders in connection with the execution and delivery of the Tender and Support Agreement. The Tender and Support Agreement is described in more detail below in Item 4 of this Schedule 13D.

          The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

          Merger Agreement

          Curtiss-Wright Controls, Purchaser, and Williams Controls entered into an Agreement and Plan of Merger, dated October 31, 2012 (the “Merger Agreement”). Pursuant to the Merger Agreement, (i) Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding Shares at a purchase price of $15.42 per Share (the “Offer Price”), without interest thereon and less any required withholding taxes and (ii) following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Williams Controls (the “Merger”) with Williams Controls continuing as the surviving corporation and a direct, wholly-owned subsidiary of Curtiss-Wright Controls (the “Surviving Corporation”). The purpose of the Offer and the Merger is to enable Curtiss-Wright to acquire control of Williams Controls by acquiring all of the outstanding Shares. Curtiss-Wright expects to fund the payments for the Shares validly tendered and not withdrawn (including those Shares subject to the Tender and Support Agreement) through either a capital contribution or an intercompany loan from Curtiss-Wright to Purchaser. Curtiss-Wright will obtain such funds from cash on hand and/or cash generated from general corporate activities in the ordinary course of business. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of certain conditions, including receipt of regulatory approvals, as set forth in the Merger Agreement.

          Pursuant to the terms of the Merger Agreement, the Issuer has granted Purchaser an irrevocable option (the “Top-Up Option”) to purchase an aggregate number of newly-issued Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned by Curtiss-Wright and Purchaser at the time of such exercise, constitutes one Share more than 90% of the Shares then outstanding immediately after the issuance of the Top-Up Option Shares. The exercise of the Top-Up Option is subject to the terms and conditions set forth in the Merger Agreement, including there being sufficient authorized Shares available for issuance and Curtiss-Wright and Purchaser owning in the aggregate at least a majority of the Shares prior to the issuance of the Top-Up Option Shares. If the Top-Up Option is exercised by Purchaser, Purchaser is required, subject to the terms and conditions of the Merger Agreement, to effect a short-form merger under the General Corporation Law of the State of Delaware (the “DGCL”).

          Pursuant to the terms of the Merger Agreement, following the acceptance for payment by Purchaser pursuant to the Offer of more than fifty percent of the outstanding Shares, Purchaser shall be entitled to designate such number of directors of the Board of Directors of Williams Controls (the “Williams Controls Board”) as will give Purchaser representation on the Williams Controls Board equal to at least that number of directors, rounded up to the next whole number, that is the product of the total number of directors on the Williams Controls Board (after giving effect to directors designated by Purchaser) multiplied by the percentage that the aggregate number of Shares owned by Purchaser or any other subsidiary of Curtiss-Wright bears to the total number of Shares issued and outstanding.

          Upon consummation of the Merger, the directors of Purchaser shall be the initial directors of the Surviving Corporation and shall serve until the earlier of their resignation or removal or their respective successors are duly elected or appointed and qualified, as the case may be. In addition, upon completion of the Merger, the certificate of incorporation and bylaws of the Surviving Corporation will be amended and restated to duplicate the certificate of incorporation and by-laws of Purchaser (except with respect to the name of the Surviving Corporation, which shall be “Williams Controls, Inc.”).

          Upon the consummation of the Offer, the Shares may become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and Curtiss-Wright may cause them to be deregistered. Upon the consummation of the Merger, the Shares will become eligible for such deregistration, and Curtiss-Wright will cause them to be deregistered. In addition, Curtiss-Wright will cause the Shares to be delisted from the New York Stock Exchange.

          The description of the Merger Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2 hereto and incorporated herein by reference.

          Tender and Support Agreement

          Concurrently with entering into the Merger Agreement, Curtiss-Wright Controls and Purchaser entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with the Stockholders.

          Pursuant to the Tender and Support Agreement, the Stockholders agreed, among other things, to (i) tender in the Offer (and not withdraw) all Shares beneficially owned or thereafter acquired by them, (ii) vote such Shares in support of the Merger in the event stockholder approval is required to consummate the Merger pursuant to Section 251 of the DGCL and against any competing transaction, (iii) appoint the Reporting Persons as their proxies to vote such Shares in connection with the Merger Agreement, and (iv) not otherwise transfer any of their Shares.

          The description of the Tender and Support Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Tender and Support Agreement, a copy of which is attached hereto as Exhibit 3.

          Other than as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

          Additional Information

          The tender offer described in this document and the exhibits hereto has not yet commenced. This document and the exhibits hereto, and the description contained herein, are neither an offer to purchase nor a solicitation of an offer to sell shares of Williams Controls. At the time the tender offer is commenced, Curtiss-Wright and its wholly owned subsidiary, Purchaser, intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Williams Controls intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Curtiss-Wright, Purchaser and Williams Controls intend to mail these documents to the stockholders of Williams Controls. These documents will contain important information about the tender offer and stockholders of Williams Controls are urged to read them carefully when they become available. Stockholders of Williams Controls will be able to obtain a free copy of these documents (when they become available) and other documents filed by Williams Controls, Curtiss-Wright or Purchaser with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the information agent named in the offer to purchase or from Curtiss-Wright.

Item 5.	Interest in Securities of the Issuer.

          The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 5.

          (a)–(b) Based on information provided by the Stockholders, the Stockholders beneficially own an aggregate of 2,556,296 Shares (all of which are subject to the Tender and Support Agreement), representing approximately [   ]% of the outstanding Shares as of [     , 2012]. To the extent provided in the Tender and Support Agreement, the Reporting Persons may be deemed to have shared voting and dispositive power over such Shares.

          Except as set forth above, none of the Reporting Persons beneficially owns any Shares, and, to the knowledge of the Reporting Persons, none of the persons listed on Schedules A-1, A-2 and A-3 hereto beneficially owns any Shares.

          (c) To the knowledge of the Reporting Persons, and except as otherwise described in this Schedule 13D, none of the Reporting Persons nor any person set forth on Schedule A-1, A-2 or A-3 hereto has effected any transactions in the Shares during the past 60 days.

          (d) To the knowledge of the Reporting Persons, and except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares disclosed herein.

          (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The descriptions of the (i) Merger Agreement and Tender and Support Agreement in Item 4 and (ii) Joint Filing Agreement in Item 1 are incorporated by reference in this Item 6.

          None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person set forth on Schedule A-1, A-2 or A-3 hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries, other than the Merger Agreement, the Tender and Support Agreement and the Joint Filing Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement by and among Curtiss-Wright Corporation, Curtiss-Wright Controls, Inc. and Columbia Acquisition Sub, Inc., dated as of November 12, 2012

2

Agreement and Plan of Merger by and among Curtiss-Wright Controls, Inc., Columbia Acquisition Sub, Inc. and Williams Controls, Inc., dated as of October 31, 2012 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Williams Controls, Inc. on November 2, 2012)

3	Tender and Support Agreement by and among Curtiss-Wright Controls, Inc., Columbia Acquisition Sub, Inc. and the stockholders party thereto, dated as of October 31, 2012 (attached hereto as Exhibit 3)

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2012

Date

Curtiss-Wright Corporation

/s/ Glenn E. Tynan

Signature

Glenn E. Tynan / Chief Financial Officer

Name/Title

Curtiss-Wright Controls, Inc.

/s/ Robert H. Shaw

Signature

Robert H. Shaw / VP & General Counsel

Name/Title

Columbia Acquisition Sub, Inc.

/s/ John Watts

Signature

John Watts / President

Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute

Federal Criminal Violations (See 18 U.S.C. 1001)

SCHEDULE A-1

Directors and Executive Officers of Curtiss-Wright

          Set forth below are the name, business address and current principal occupation or employment of each director and executive officer of Curtiss-Wright.

Name	Address	Principal Occupation or Employment

Curtiss-Wright Board of Directors

Martin R. Benante	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Chairman of the Board of Directors and Chief Executive Officer of Curtiss-Wright Corporation (Since April 2000).

Dean M. Flatt	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

President and Chief Operating Officer of Honeywell International Inc.’s Defense and Space division (July 2005- July 2008); President of Honeywell International Inc.’s Aerospace Electronics Systems division (December 2001-July 2005); President of Honeywell International Inc.’s Specialty Materials and Chemicals division (July 2000-December 2001); member of Operating Executive Board of JF Lehman & Company (since May 2010).

S. Marce Fuller	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	President and Chief Executive Officer of Mirant Corporation (July 1999 – October 2005).

Dr. Allen A. Kozinski	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Group Vice President, Global Refining of BP PLC (1998 – 2002).

John R. Myers	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

Chairman and Chief Executive Officer of Tru-Circle Corporation (June 1999 – July 2003); Limited Partner of Carlisle Enterprises (1993 – 1999); since 2005 served as Operating Partner of First Atlantic Capital Corporation.

Admiral (Ret.) John B. Nathman	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

Commander of U.S. Fleet Forces Command (February 2005 – May 2007); Vice Chief of Naval Operations U.S. Navy (August 2004 – February 2005); Deputy Chief of Naval Operations for Warfare Requirements and Programs at the Pentagon (August 2002 – August 2004); Commander, Naval Air Forces (October 2001 – August 2002); Commander of Naval Air Forces, U.S.

Name	Address	Principal Occupation or Employment

Pacific Fleet (August 2000 – October 2001).

Robert J. Rivet	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

Executive Vice President, Chief Operations and Administrative Officer of Advanced Micro Devices, Inc. (October 2008 – February 2011); Executive Vice President, Chief Financial Officer of Advanced Micro Devices, Inc. (September 2000 – October 2009).

Dr. William W. Sihler	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

Ronald E. Trzcinski Professor of Business Administration, Darden Graduate School of Business Administration, University of Virginia (Since 1984); Director, President, and Treasurer of Southeastern Consultants Group, Ltd. (Since 1992).

Albert E. Smith	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

Chairman of Tetra Tech, Inc. (March 2006 – January 2008); Member of the Secretary of Defense’s Science Board (2002 – 2005); Executive Vice President of Lockheed Martin Corp. (September 1999 – June 2005).

Executive Officers

David C. Adams	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

President and Chief Operating Officer (October 2012 – present); Co-Chief Operating Officer (November 2008 – October 2012); Vice President (November 2005 – November 2008); President of Curtiss-Wright Controls (since June 2005); Senior Vice President, Electronic Systems Curtiss-Wright Controls (February 2004 – June 2005); Group Vice President, Integrated Sensing (April 2002 – February 2004).

David J. Linton	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

Vice President (October 2012 – present); Co-Chief Operating Officer (November 2008 – October 2012); Vice President (May 2004 – November 2008); President (since May 2004); Vice President of Program Management, Raytheon Network Centric Systems (November 2003 – April 2004); Chief Executive Officer, Cordiem, Inc. (April 2001 – March 2003); Vice President and General Manager of Electric Systems, Hamilton Sundstrand Corporation (June 1998 – April 2001).

Thomas P. Quinly	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President (since November 2010); President Curtiss-Wright Controls, Inc. (since November 2008); Senior Vice President, Embedded Computing of Curtiss-Wright Controls, Inc. (since 2004).

Glenn E. Tynan	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President of Finance and Chief Financial Officer (since June 2002); Controller (June 2000 – May 2002).

Name	Address	Principal Occupation or Employment

Michael J. Denton	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President, Secretary, and General Counsel (since August 2001).

Glenn G. Coleman	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

Vice President and Corporate Controller (since May 2008); Finance Vice President, Wireless Business Group of Alcatel Lucent, formerly Lucent Technologies; (June 2007 – December 2007); Finance Vice President, American Controller of Alcatel Lucent, formerly Lucent Technologies; (January 2002 – May 2007).

Harry S. Jakubowitz	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President (since May 2007); Treasurer (since September 2005).

Paul J. Ferdenzi	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President, Human Resources (since November 2011); Associate General Counsel (since June 1999); Assistant Secretary (since May 2001).

SCHEDULE A-2

Executive Officers and Directors of Curtiss-Wright Controls

          Set forth below are the name, business address and current principal occupation or employment of each director and executive officer of Curtiss-Wright Controls.

Name	Business Address	Principal Occupation or Employment

Directors

Martin R. Benante	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Chairman of the Board of Directors and Chief Executive Officer of Curtiss-Wright Corporation (Since April 2000).

Michael J. Denton	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President, Secretary, and General Counsel (since August 2001).

David C. Adams	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054

Co-Chief Operating Officer (since November 2008); Vice President (November 2005 – November 2008); President of Curtiss-Wright Controls (since June 2005); Senior Vice President, Electronic Systems Curtiss-Wright Controls (February 2004 – June 2005); Group Vice President, Integrated Sensing (April 2002 – February 2004).

Executive Officers

Thomas P. Quinly	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President (since November 2010); President Curtiss-Wright Controls, Inc. (since November 2008); Senior Vice President, Embedded Computing of Curtiss-Wright Controls, Inc. (since 2004).

Glenn E. Tynan	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President of Finance and Chief Financial Officer (since June 2002); Controller (June 2000 – May 2002). Vice President, Curtiss-Wright Controls, Inc.

Allan Symonds	Curtiss-Wright Controls, Inc. 15800 John J. Delaney Dr., Suite 200, Charlotte, NC 28277	Vice President Finance, Curtiss-Wright Controls, Inc.

Dan O’Connell	Curtiss-Wright Controls, Inc. 15800 John J. Delaney Dr., Suite 200, Charlotte, NC 28277	Vice President and General Manager, Curtiss-Wright Controls, Inc.

Robert H. Shaw	Curtiss-Wright Controls, Inc. 15800 John J. Delaney Dr., Suite 200, Charlotte, NC 28277	Vice President, General Counsel and Assistant Secretary of Curtiss-Wright Controls, Inc.; Vice President and Secretary of Purchaser

Harry S. Jakubowitz	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President (since May 2007); Treasurer (since September 2005). Treasurer of Curtiss-Wright Controls, Inc.

Michael J. Denton	Curtiss-Wright Corporation 10 Waterview Boulevard, Second Floor Parsippany, New Jersey 07054	Vice President, Secretary, and General Counsel (since August 2001).

SCHEDULE A-3

Executive Officers and Directors of Columbia Acquisition Sub, Inc.

          Set forth below are the name, business address and current principal occupation or employment of each director and executive officer of Columbia Acquisition Sub, Inc.

Name	Business Address	Principal Occupation or Employment

Directors

Allan Symonds	Curtiss-Wright Controls, Inc. 15800 John J. Delaney Dr., Suite 200, Charlotte, NC 28277	Vice President Finance, Curtiss-Wright Controls, Inc.

Robert H. Shaw	Curtiss-Wright Controls, Inc. 15800 John J. Delaney Dr., Suite 200, Charlotte, NC 28277	Vice President, General Counsel and Assistant Secretary of Curtiss-Wright Controls, Inc.; Vice President and Secretary of Columbia Acquisition Sub, Inc.

Executive Officers

John Watts	Curtiss-Wright Controls, Inc. 15800 John J. Delaney Dr., Suite 200, Charlotte, NC 28277	President and Treasurer of Columbia Acquisition Sub, Inc.

Robert H. Shaw	Curtiss-Wright Controls, Inc. 15800 John J. Delaney Dr., Suite 200, Charlotte, NC 28277	Vice President, General Counsel and Assistant Secretary of Curtiss-Wright Controls, Inc.; Vice President and Secretary of Columbia Acquisition Sub, Inc.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, Curtiss-Wright Corporation, a Delaware corporation, Curtiss-Wright Controls, Inc., a Delaware corporation and Columbia Acquisition Sub, Inc., a Delaware corporation, agree to the joint filing of (1) a statement on Schedule 13D, including any amendments thereto (the “Schedule 13D”), and (2) any Form 3 or Form 4 that may be required, in each case, with respect to the common stock, par value $0.01 per share, of Williams Controls, Inc., a Delaware corporation, and further agree that this Agreement be included as an exhibit to the Schedule 13D.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Date: November 12, 2012

Curtiss-Wright Corporation

By:	/s/ Glenn E. Tynan

Name:	Glenn E. Tynan

Title:	Chief Financial Officer

Columbia Acquisition Sub, Inc.

By:	/s/ Robert H. Shaw

Name:	Robert H. Shaw

Title:	VP & General Counsel

Curtiss-Wright Controls Inc.

By:	/s/ John Watts

Name:	John Watts

Title:	President

Exhibit 3

Tender and Support Agreement
(See attached.)

EXECUTION VERSION

TENDER AND SUPPORT AGREEMENT

          This Tender and Support Agreement, dated as of October 31, 2012 (this “Agreement”), is among Curtiss-Wright Controls, Inc., a Delaware corporation (“Parent”), Columbia Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”), and the individual or entity listed on Schedule A hereto (the “Stockholder”). Capitalized terms used but not defined herein have the meanings assigned to them in the Agreement and Plan of Merger dated as of the date of this Agreement (the “Merger Agreement”) among Parent, Acquisition Sub and Williams Controls, Inc., a Delaware corporation (the “Company”).

RECITALS

A.

The Stockholder owns beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) and/or of record (as specified on Schedule A) the shares of Company Common Stock set forth opposite such Stockholder’s name on Schedule A (all such shares of Company Common Stock that are outstanding as of the date hereof, together with any other shares of Company Common Stock that are hereafter issued to, or are otherwise acquired or owned, beneficially or of record, by such Stockholder during the Agreement Period (as defined below), including through the exercise of any stock options, warrants, convertible or exchangeable securities or other similar instruments of the Company, and any other securities of the Company described in Section 11, but excluding any shares that are disposed of in compliance with Section 7.2, collectively, the “Subject Shares”).

B.

Concurrently with the execution and delivery of this Agreement, Parent, Acquisition Sub and the Company are entering into the Merger Agreement, a copy of which has been made available to the Stockholder, which provides for, among other things, the making of a tender offer (such offer, as it may be amended from time to time as permitted by the Merger Agreement, the “Offer”) by Acquisition Sub for all of the outstanding shares of Company Common Stock, and the subsequent merger of Acquisition Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth therein.

C.	As an inducement to and condition to Parent’s and Acquisition Sub’s willingness to enter into the Merger Agreement, the Stockholder has agreed to enter into this Agreement with Parent.

Therefore, intending to be legally bound, the parties agree as follows:

AGREEMENT

ARTICLE I
AGREEMENT TO TENDER

1.1      Tender. The Stockholder hereby agrees to validly tender or cause to be tendered in the Offer any and all Subject Shares of such Stockholder, pursuant to and in accordance with the terms of the Offer, no later than five Business Days after the receipt by such Stockholder of a letter of transmittal with respect to the Offer. In furtherance of the foregoing, at the time of such tender, the Stockholder shall: (i) deliver to the Paying Agent in the Offer (the “Paying Agent”): (A) a letter of transmittal with respect to its Subject Shares complying with the terms of the Offer; (B) a certificate or certificates representing such Subject Shares or an “agent’s message” (or such other evidence, if any, of transfer as the Depositary may reasonably request) in the case of a book-entry transfer of any Subject Shares; and (C) all other documents or instruments, to the extent applicable, in the form required to be delivered by the Stockholders of the Company pursuant to the terms of the Offer; or (ii) cause its broker or such other

Person that is the holder of record of any Subject Shares to tender such Subject Shares pursuant to and in accordance with the terms of the Offer and within the timeframe specified in the first sentence of this Section 1.1. The Stockholder agrees that once its Subject Shares are tendered, such Stockholder will not withdraw or cause or permit to be withdrawn any of such Subject Shares from the Offer, unless and until this Agreement shall have been terminated in accordance with Section 12.4. Any shares of Company Common Stock acquired or obtained by the Stockholder following the date of its initial tender pursuant to this Section 1.1 shall be promptly tendered after the receipt thereof, and in no case later than the Acceptance Time.

1.2      Exercise of Options. The execution and delivery of this Agreement shall serve as a notice of exercise of all Company Options held by the Stockholder, which exercise shall be deemed to have occurred contemporaneously with, and contingent upon, the Acceptance Time. The exercise price of such Company Options shall be paid in cash or pursuant to the cashless exercise provisions thereof. For purposes of clarity, all shares of Company Common Stock issued upon such exercise shall be included in the Subject Shares and tendered pursuant to Section 1.1. For purposes of any net issue exercise provisions of any such Company Options, the time of exercise of options exercised pursuant hereto shall be deemed to be the Acceptance Time, and the fair market value of the Company Common Stock for purposes of the determination of the number of shares to be issued upon exercise thereof, and the payment of the exercise price therefor, shall be deemed to be equal to the Offer Price.

1.3      Return of Subject Shares. If the Offer is terminated or withdrawn by Acquisition Sub, or the Merger Agreement is validly terminated prior to the Acceptance Time, Parent and Acquisition Sub shall promptly return, and shall cause the Paying Agent acting on behalf of Parent and Acquisition Sub to return, all tendered Subject Shares to the registered holders of the Subject Shares tendered in the Offer.

ARTICLE II
DOCUMENTATION AND INFORMATION

2.1      The Stockholder: (a) consents to and authorizes the publication and disclosure by Parent, Acquisition Sub or the Company, as applicable, of such Stockholder’s identity and holdings of Subject Shares, the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any other information, in each case, that Parent, Acquisition Sub or the Company, as applicable, reasonably determines is required to be disclosed by applicable Laws in any press release, any of the Offer Documents, the Schedule 14D-9 or any other disclosure document (whether or not filed with the SEC) in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Contemplated Transactions”); and (b) agrees to promptly give to Parent, Acquisition Sub or the Company, as applicable, any information it may reasonably require for the preparation of any such disclosure documents. The Stockholder: (i) represents and warrants that none of the information provided by or on behalf of such Stockholder pursuant to this Section 2 will, at the time it so provided, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and (ii) agrees to promptly notify Parent, Acquisition Sub and the Company, as applicable, of any required corrections with respect to any such information, if and to the extent that any such information shall have become false or misleading in any material respect. Notwithstanding the foregoing, Parent, Acquisition Sub and the Company shall use reasonable efforts to inform the Stockholder of any public disclosure of such information about the Stockholder prior to making such disclosure public. The Stockholder shall consult with Parent before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated hereby and shall not issue any such press release or make any public statement without the approval of Parent, except as pursuant to applicable Laws.

ARTICLE III
VOTING AGREEMENT

3.1      The Stockholder irrevocably and unconditionally agrees that if such Stockholder’s Subject Shares have not been previously accepted for payment pursuant to the Offer, such Stockholder shall, or shall cause the holder of record thereof on any applicable record date, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Company Common Stock, however called (each, a “Company Stockholders Meeting”), or (if applicable) pursuant to any consent of the Stockholders of the Company in lieu of a meeting or otherwise, to:

           (a)      be present, in person or represented by proxy, or otherwise cause such Stockholder’s Subject Shares to be counted for purposes of determining the presence of a quorum at such meeting (to the fullest extent that such Subject Shares may be counted for quorum purposes under applicable Laws); and

           (b)      vote (or cause to be voted) with respect to all such Stockholder’s Subject Shares to the fullest extent that such Subject Shares are entitled to be voted at the time of any vote:

                     (i)      in favor of: (A) the approval of the Merger Agreement; (B) without limitation of the preceding clause “(A),” the approval of any proposal to adjourn or postpone the Company Stockholders Meeting to a later date if there are not sufficient votes for approval of the Merger Agreement on the date on which the Company Stockholders Meeting is held; provided, however, that the Stockholder shall not be required to approve a proposal to adjourn the meeting past the Outside Date; and (C) any other matter necessary, or reasonably requested by Parent, for the consummation of the Contemplated Transactions, including the Offer and the Merger; and

                     (ii)     against: (A) any action (including any amendment to the Company’s articles of incorporation or bylaws, as in effect on the date hereof), agreement or transaction that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, nullify, prevent, delay or adversely affect, in each case in any material respect, the consummation of the Contemplated Transactions, including the Offer and the Merger; (B) any Acquisition Proposal or any agreement related thereto, and any action in furtherance of any Acquisition Proposal; (C) any merger, acquisition, sale, consolidation, reorganization, recapitalization, extraordinary dividend, dissolution, liquidation or winding up of or by the Company, or any other extraordinary transaction involving the Company (other than the Merger) or any of its Subsidiaries, or a material portion of their respective assets; and (D) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach, in any material respect, of any covenant, representation or warranty or any other obligation or agreement of such Stockholder under this Agreement.

ARTICLE IV
IRREVOCABLE PROXY

4.1      The Stockholder hereby revokes (and agrees to cause to be revoked) all proxies, if any, that it has heretofore granted with respect to its Subject Shares. The Stockholder hereby irrevocably appoints Parent as attorney-in-fact and proxy for and on behalf of such Stockholder, until the end of the Agreement Period, for and in the name, place and stead of such Stockholder, to:

           (a)      attend any and all Company Stockholder Meetings;

           (b)      vote, express consent or dissent or issue instructions to the record holder to vote such Stockholder’s Subject Shares in accordance with the provisions of Article 3 at any and all Company Stockholder Meetings; and

           (c)      if applicable, grant or withhold, or issue instructions to the record holder to grant or withhold, in accordance with the provisions of Article 3, all written consents with respect to the Subject Shares at any and all Company Stockholder Meetings or otherwise.

The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of such Stockholder) until the end of the Agreement Period and shall not be terminated by operation of Law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 12.4. The Stockholder authorizes such attorney and proxy to substitute any other Person(s) to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Company. The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with and granted in consideration of and as an inducement to Parent and Acquisition Sub entering into the Merger Agreement and that such irrevocable proxy is given to secure the obligations of such Stockholder under Section 3.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

5.1      The Stockholder represents and warrants to Parent and Acquisition Sub as follows (it being understood that, except where expressly stated to be given or made as of the date hereof only, the representations and warranties contained in this Agreement shall be made as of the date hereof, as of the Acceptance Time and, if such Stockholder’s Subject Shares have not been previously accepted for payment pursuant to the Offer, as of the date of each Company Stockholders Meeting or (if applicable) consent in lieu thereof).

           (a)      Organization. If such Stockholder is not an individual, it is duly organized and validly existing and in good standing under the laws of the jurisdiction of its organization.

           (b)      Authorization. If such Stockholder is not an individual, it has full corporate, limited liability company, partnership or trust power and authority to execute and deliver this Agreement and to perform its obligations hereunder. If such Stockholder is an individual, he or she (or the representative or fiduciary signing on his or her behalf, as applicable) has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. If such Stockholder is not an individual, the execution, delivery and performance by such Stockholder of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby have been duly authorized by all necessary corporate, limited liability company, partnership or trust action on the part of such Stockholder. This Agreement has been duly executed and delivered by or on behalf of such Stockholder and constitutes a valid and legally binding obligation of such Stockholder in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

           (c)      No Violation.

                    (i)       The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of such Stockholder’s obligations hereunder will not: (A) if such Stockholder is not an individual, contravene, conflict with, or result in any violation or breach of any provision of its articles of incorporation, bylaws or similar organizational documents; (B) assuming compliance with the matters referred to in Section 5.1(c)(ii), contravene, conflict with, or result in a violation or breach of any Law or any judgment, injunction, order or decree of any Governmental Authority with competent jurisdiction applicable to such Stockholder; or (C) constitute a default, or an event that, with or without notice or lapse of time or both, could become a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which such Stockholder is entitled under any provision of any Contract binding upon such Stockholder, or result in the imposition of any Encumbrance on any assets of such Stockholder, except, in the case of clauses “(B)” and “(C)” of this sentence, for such matters as would not, individually or in the aggregate, reasonably be expected to prevent, delay, impair or otherwise adversely affect, in each case, in any material respect, the ability of Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

                     (ii)       No consent, approval, order, authorization or permit of, or registration, declaration or filing with or notification to, any Governmental Authority or any other Person is required by or with respect to such Stockholder in connection with the execution and delivery of this Agreement by such Stockholder or the performance by such Stockholder of such Stockholder’s obligations hereunder, except for the filing with the SEC of any Schedules 13D or 13G or amendments to Schedules 13D or 13G and filings under Section 16 of the Securities Exchange Act of 1934, as amended as may be required in connection with this Agreement and the transactions contemplated hereby.

           (d)      Ownership of Subject Shares. As of the date hereof, the Stockholder is, and (except with respect to any Subject Shares Transferred in accordance with Section 7.2 or accepted for payment pursuant to the Offer) at all times during the Agreement Period will be, the beneficial and/or record owner (as specified on Schedule A) of, and have good and marketable title to, such Stockholder’s Subject Shares free and clear of all Liens, including any limitations or restrictions on such Stockholder’s voting or disposition rights pertaining thereto. Other than as provided in this Agreement, such Stockholder has, and (except with respect to any Shares Transferred in accordance with Section 7.2 or accepted for payment pursuant to the Offer) at all times during the Agreement Period will have, with respect to such Stockholder’s Subject Shares, the sole power, directly or indirectly, to vote, dispose of, exercise, exchange and convert, as applicable, such Subject Shares, and to demand or waive any appraisal or dissenters’ rights or issue instructions pertaining to such Subject Shares with respect to the matters set forth in this Agreement, in each case with no limitations, qualifications or restrictions on such rights, and, as such, has, and (except with respect to any Shares Transferred in accordance with Section 7.2 or accepted for payment pursuant to the Offer) at all times during the Agreement Period will have, the complete and exclusive power to, directly or indirectly: (i) issue (or cause the issuance of) instructions with respect to the matters set forth in Section 4; (ii) agree to all matters set forth in this Agreement; and (iii) demand and waive appraisal or dissenters’ rights. Except to the extent of any Subject Shares acquired after the date hereof (which shall become Subject Shares upon that acquisition), the number of shares of the Company Common Stock set forth on Schedule A opposite the name of such Stockholder are the only shares of Company Common Stock owned beneficially and/or of record (as specified on Schedule A) by such Stockholder on the date of this Agreement. Other than the Subject Shares and any shares of Company Common Stock that are the subject of unexercised Company Options held by such Stockholder (the number of which is set forth opposite the name of such Stockholder on Schedule A), such Stockholder does not own any shares of Company Common Stock or any options to purchase or rights to subscribe for or otherwise acquire any securities of the Company and has no interest in or voting rights with respect to any securities of the Company. Except as provided in this Agreement, there are no agreements or arrangements of any kind, contingent or otherwise, to which such Stockholder is a party obligating Stockholder to Transfer or cause to be Transferred, any of such Stockholder’s Subject Shares. Except pursuant to this Agreement, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Stockholder’s Subject Shares.

           (e)      No Other Proxies. None of such Stockholder’s Subject Shares are subject to any voting agreement, trust or other agreement or arrangement with respect to voting or to any proxy, on the date of this Agreement, except pursuant to this Agreement.

           (f)       Absence of Litigation. As of the date hereof, there is no Legal Proceeding pending against, or, to the knowledge of such Stockholder, threatened against or otherwise affecting, such Stockholder or any of its or his properties or assets (including such Stockholder’s Subject Shares) that could reasonably be expected to impair in any material respect the ability of such Stockholder to perform its or his obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

           (g)      Opportunity to Review; Reliance. Such Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of its own choosing. Such Stockholder understands and acknowledges that Parent and Acquisition Sub are entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

           (h)      Finders’ Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent, Acquisition Sub or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Stockholder in its or his capacity as such.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

6.1      Parent and Acquisition Sub hereby represent and warrant to the Stockholder, as of the date hereof, as of the Acceptance Time and as of the date of each Company Stockholders Meeting, that: (a) such party has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder; (b) the execution, delivery and performance by such party of this Agreement and the consummation by such party of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such party; and (c) this Agreement constitutes a valid and legally binding obligation of such party in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

ARTICLE VII
NO PROXIES FOR OR LIENS ON SUBJECT SHARES; NO SOLICITATION

7.1      Prohibition on Transfer. Except pursuant to the terms of this Agreement, during the Agreement Period, the Stockholder shall not (and the Stockholder shall not permit any Person under the Stockholder’s control to), without the prior written consent of Parent, directly or indirectly: (i) grant or permit the grant of any proxies, powers of attorney, rights of first offer or refusal or other authorizations in or with respect to, or enter into any voting trust or voting agreement or arrangement with respect to, any Subject Shares or any interest therein; (ii) sell (including short sell), assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate or otherwise dispose of (including by gift) (each, a “Transfer”) any Subject Shares or any interest therein; (iii) create or otherwise permit any Liens to be created on any Subject Shares; (iv) enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with the Company or any other Person, with respect to any Subject Shares or any interest therein; (v) enter into any Contract with any Person with respect to the direct or indirect Transfer of any Subject Shares or any interest therein; (vi) enter into a swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any Subject Shares; or (vii) agree to do any of the foregoing. The Stockholder shall not, and shall not permit any Person under such Stockholder’s control or any of its or their respective

Representatives to, seek or solicit any such Transfer or any such Contract. Without limiting the foregoing, the Stockholder shall not take any other action that would in any way restrict, limit or interfere in any material respect with the performance of such Stockholder’s obligations hereunder (or with the Contemplated Transactions) or make any representation or warranty of such Stockholder in this Agreement untrue or incorrect.

7.2      Exceptions. Notwithstanding the foregoing, the Stockholder shall have the right to Transfer all or any portion of its or his Subject Shares to a Permitted Transferee of such Stockholder if and only if prior thereto and as a condition to the effectiveness of such Transfer, such Permitted Transferee shall have agreed in writing, in a manner reasonably acceptable in form and substance to Parent: (i) to accept such Subject Shares subject to the terms and conditions of this Agreement; and (ii) to be bound by this Agreement and to agree and acknowledge that such Person shall constitute a Stockholder for all purposes of this Agreement; provided that notwithstanding any such Transfer, such Stockholder shall continue to be liable for any breach by any Permitted Transferee of its or his agreements and covenants under this Agreement. “Permitted Transferee” means, with respect to the Stockholder: (A) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild of such Stockholder; (B) any trust, the trustees of which include only the Stockholder and/or the other Persons named in clause “(A)” of this sentence and the beneficiaries of which include only the Stockholder and/or the Persons named in clause “(A)” of this sentence; (C) any corporation, limited liability company or partnership, the Stockholders, members or general and limited partners of which include only the Persons named in clauses “(A)” or “(B)” of this sentence; or (D) if such Stockholder is a trust, the beneficiary or beneficiaries authorized or entitled to receive distributions from such trust.

7.3      Effect of Attempted Transfer. Any attempted Transfer of Subject Shares, or any interest therein, in violation of this Section 7 shall be null and void. In furtherance of this Agreement, the Stockholder hereby authorizes Parent and Acquisition Sub to direct the Company to impose stop orders to prevent the Transfer of any Subject Shares on the books of the Company in violation of this Agreement. If so requested by Parent, the Stockholder agrees that its Subject Shares shall bear a legend stating that they are subject to this Agreement.

7.4      No Solicitation. During the Agreement Period, the Stockholder shall not (and the Stockholder shall ensure that its Representatives do not), directly or indirectly, take any action that the Company is prohibited from taking under Section 6.2 of the Merger Agreement.

ARTICLE VIII
WAIVER OF DISSENTERS’ RIGHTS

8.1      The Stockholder hereby irrevocably and unconditionally waives, and agrees not to assert, exercise or perfect, any and all rights he or it may have as to appraisal, dissent or any similar or related matter with respect to any of such Stockholder’s Subject Shares that may arise with respect to the Merger or any of the Contemplated Transactions, including under Section 262 of the Delaware General Corporation Law.

ARTICLE IX
NOTICES OF CERTAIN EVENTS

9.1      The Stockholder shall notify Parent of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any breach of any of such Stockholder’s representations or warranties in this Agreement.

ARTICLE X
FURTHER ASSURANCES

10.1     Parent and the Stockholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, to perform their respective obligations under this Agreement.

ARTICLE XI
CERTAIN ADJUSTMENTS

11.1     In the event of a stock dividend or distribution, stock split, reverse stock split, recapitalization, subdivision, combination, merger, consolidation, reclassification, spin-off, readjustment, exchange of shares or the like, on, of or affecting the Subject Shares, the term “Subject Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in the transaction.

ARTICLE XII
MISCELLANEOUS

12.1     Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by email, portable document format (.pdf), by hand or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

If to Parent or Acquisition Sub, to:

Curtiss-Wright Controls, Inc.
15800 John J. Delaney Dr., Suite 200
Charlotte NC 28277
Attention: Tom Quinly, President
Facsimile No.: (704) 869-4601
email address: tquinly@curtisswright.com

with a copy to:

Curtiss-Wright Controls, Inc.
15800 John J. Delaney Dr., Suite 200
Charlotte NC 28277
Attention: Robert H. Shaw, VP & General Counsel
Facsimile No.: (704) 869-4601
email address: rshaw@curtisswright.com

with a copy (which shall not constitute notice) to:

Reed Smith LLP
2500 One Liberty Place
1650 Market Street
Philadelphia, PA 19103
Attention: Brian C. Miner
Facsimile No.: (215) 851-1420

email address: bminer@reedsmith.com

If to a Stockholder, to his, her or its address set forth on a signature page hereto, with a copy (which shall not constitute notice) to:

Davis Wright Tremaine LLP
1201 Third Avenue, Suite 2200
Seattle, Washington 98101
Attention: Marcus J. Williams
Facsimile: (206) 757-7999

12.2     Amendment and Waivers.

            (a)      Any provision of this Agreement may be amended during the Agreement Period if, but only if, such amendment is in writing and is signed by each party to this Agreement.

            (b)      No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

12.3     Binding Effect; Benefit; Assignment.

            (a)      The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns. Without limiting any of the restrictions set forth in Section 7 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Shares are Transferred prior to the end of the Agreement Period.

            (b)      Neither the Stockholder, on the one hand, nor Parent or Acquisition Sub, on the other hand, may assign this Agreement or any of his or its rights, interests or obligations hereunder (whether by operation of law or otherwise) without the prior written approval of Parent or such Stockholder, as applicable, except that each of Parent and Acquisition Sub may transfer or assign their respective rights and obligations under this Agreement, in whole or from time to time in part, to one or more of their respective Affiliates at any time; provided that such transfer or assignment shall not relieve such Person of its obligations under this Agreement.

12.4     Termination. This Agreement shall automatically terminate and become void and of no further force or effect on the earliest to occur of: (i) the Effective Time; (ii) the termination of this Agreement by written notice from Parent to the Stockholder; and (iii) the termination of the Merger Agreement in accordance with its terms (the period from the date hereof through the termination of this Agreement being referred to as the “Agreement Period”); provided that: (A) Section 12.5 and Section 12.8 shall survive such termination; and (B) no such termination shall relieve or release the Stockholder, Parent or Acquisition Sub from any obligations or liabilities arising out of his or its breach of this Agreement prior to its termination.

12.5     Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

            (a)      This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof (it being understood, however, that with respect to any matters of corporate law required to be governed by the laws of the State of Delaware, such laws shall apply).

            (b)      In any action between any of the parties arising out of or relating to this Agreement each of the parties: (A) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware); (B) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (C) agrees that it will not bring any such action in any court other than the Court of Chancery of the State of Delaware in and for New Castle County, Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware). Service of any process, summons, notice or document to any party’s address and in the manner set forth in Section 12.1 shall be effective service of process for any such action.

            (c)      EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS. EACH PARTY ACKNOWLEDGES, AGREES AND CERTIFIES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF EITHER OF SUCH WAIVERS; (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS; (C) IT MAKES SUCH WAIVERS VOLUNTARILY; AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.5 (c).

12.6     Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto shall replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

12.7     Enforcement. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, in the event of any breach or threatened breach by Parent or Acquisition Sub, on the one hand, or the Stockholder, on the other hand, of any covenant or obligation of such party contained in this Agreement, the other party shall be entitled to obtain, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy): (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (ii) an injunction restraining such breach or threatened breach; this being in addition to any other remedy to which any such party is entitled at law or in equity.

12.8     Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by or on behalf of the party incurring such cost or expense, whether or not the transactions contemplated by this Agreement are consummated.

12.9     Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

12.10   Entire Agreement. This Agreement (including all Schedules hereto) and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

12.11   Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

12.12   Interpretation.

            (a)     For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

            (b)     The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

            (c)     As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

            (d)     Unless otherwise indicated or the context otherwise requires: (A) any definition of or reference to any agreement, instrument or other document or any Law herein shall be construed as referring to such agreement, instrument or other document or Law as from time to time amended, supplemented or otherwise modified; (B) any reference herein to any Person shall be construed to include such Person’s successors and assigns; (C) any reference herein to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement; and (D) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof.

12.13   Stockholder Capacity. The Stockholder is signing and entering this Agreement solely in his capacity as the beneficial owner of Subject Shares, and nothing herein shall limit or affect in any way any actions that may be hereafter taken by him in his capacity as an employee, officer or director of the Company or any Subsidiary of the Company in accordance with the provisions of the Merger Agreement.

12.14   Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

[The next page is the signature page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CURTISS-WRIGHT CONTROLS, INC.

By:

Name: Robert H. Shaw
Title: VP & General Counsel

COLUMBIA ACQUISITION SUB, INC.

By:

Name: John Watts
Title: President

[Stockholder signature on next page]

STOCKHOLDER

Name:
Address:

SCHEDULE A
Ownership of Company Common Stock

Name	Number of Shares of Company Common Stock Beneficially Owned	Number of Shares of Company Common Stock Owned of Record	Number of Shares Subject to Unexercised Company Options(1)	Number of Subject Shares

Patrick W. Cavanagh	211,903	116,732	95,171	211,903

Dennis E. Bunday	87,946	53,431	34,515	87,946

Mark S. Koenen	64,447	33,472	30,975	64,447

Kenneth Dean Hendrickson	12,579	8,441	4,138	12,579

R. Eugene Goodson	166,743	156,406	10,337	166,743

Doug Hailey	110,303	94,626	15,677	110,303

Samuel H. Greenawalt	45,677	30,000	15,677	45,677

Donn J. Viola	27,123	11,538	15,540	27,123

Peter Salas(2)	1,829,575	1,817,936	11,639	1,829,575

Dolphin Offshore Partners, L.P.	1,106,274	1,106,274		1,106,274

Dolphin Direct Equity Partners, L.P.	707,211	707,211		707,211

(1) Amounts reflect the number of shares of Common Stock issuable upon the exercise on a net issue exercise basis of Company Options held by each Stockholder. For the purposes of clarity, the gross number of shares issuable upon an exercise of such Company Options shall be Subject Shares hereunder.
(2) Amounts include 1,813,485 shares of Common Stock indirectly held through control of Dolphin Offshore Partners, L.P. and Dolphin Direct Equity Partners, L.P. Mr. Salas does not presently have authority to vote 487,465 of the shares of Common Stock held by Dolphin Offshore Partners, L.P. as a result of bankruptcy proceedings pending against the brokerage firm in which the shares are held.

A-1